# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Swarmer, Inc, CIK 0002092574
CUSIP: 86989Y109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, Texas (TX), 78759
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0001405684
Persons authorized to receive notices and communications: c/o Swarmer, Inc., 4515 Seton Center Pkwy #330, Austin, Texas (TX), 78759, 512-305-3513

## Reporting persons
- Philip Wagenheim (CIK 0001405684): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,124,981; shared voting power 0; sole dispositive power 1,124,981; shared dispositive power 0; aggregate amount beneficially owned 1,124,981 (10.2% of the class); the aggregate amount excludes certain shares
  Comment: Consists of 1,124,981 shares of common stock held by Theseus Capital Partners, LLC ("Theseus") over which Philip Wagenheim holds sole voting and dispositive power. This amount does not include 899,988 shares of common stock issuable upon exercise of warrants ("Warrants") held by Theseus over which Mr. Wagenheim holds sole voting and dispositive power because the exercise of such Warrants are subject to a 4.99% beneficial ownership blocker ("Blocker"). Accordingly, securities reported in rows (7), (9) and (11) do not show the number of shares of common stock that would be issuable upon full exercise of the Warrants, and the percentage in row (13) gives effect to the Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Swarmer, Inc
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, Texas (TX), 78759

## Item 2. Identity and Background
Name of person filing: Philip Wagenheim
Residence or business address: The address of the principal business and principal office of the Reporting Person is c/o Swarmer, Inc, 4515 Seton Center Pkwy #330, Austin, TX 78759.
Present principal occupation or employment: The Reporting Person is the managing member of Theseus and a member of the Issuer's Board of Directors.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities covered by this Schedule 13D are owned by Theseus. The Reporting Person is the managing member of Theseus and holds sole voting and dispositive power. This Schedule 13D relates to (i) 1,124,981 shares of Common Stock held by Theseus over which Philip Wagenheim holds sole voting and dispositive power and (ii) 899,988 shares of Common Stock issuable upon the Warrants held by Theseus over which Philip Wagenheim holds sole voting and dispositive power (subject to the blocker limitations described below)

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

The Reporting Person is a member of the Issuer's Board of Directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(c) The information as of the date of the event which requires filing of this statement required by Items 5(a)-(c) is set forth in rows (7)-(13) of the cover page hereto and is incorporated herein by reference. The percentage set forth in row (13) of the cover page is based on 10,998,609, as reported in the Issuer's Current Report on Form 8-K filed on March 18, 2026.

Pursuant to the terms of the Warrants, the Reporting Person cannot exercise the Warrants to the extent that the Reporting Person would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blocker"), and the percentage set forth in row (13) of the cover page gives effect to the Blocker. Consequently, as of the date of the event which requires filing of this statement, the Reporting Person was not able to exercise any of the Warrants due to the Blocker.

The Reporting Person has sole voting and dispositive power over shares of Common Stock held by Theseus.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 a)
Transactions in the class effected during the past sixty days: See Item 5 a)
Other persons with the right to receive dividends or sale proceeds: (d) Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Person as reported in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investors' Rights Agreement

In connection with the Series A Preferred Stock Financing of the Issuer, Theseus and certain other stockholders entered into an Investors' Rights Agreement (the "Investors' Rights Agreement"), dated September 22, 2025, with the Issuer. Under the Investors' Rights Agreement, holders of registrable shares can demand that the Issuer file a registration statement or request that their shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including (i) the right, in certain circumstances, of the underwriter of an offering to limit the number of shares included in such registration and the Issuer's right, in certain circumstances, not to effect a registration upon demand of the holders of registrable shares within 30 days preceding the Issuer's good faith estimate of the date of filing of, and (ii) 90 days following the effective date of any registration statement that Issuer files covering a firm commitment underwritten public offering in which the holders of registrable shares were entitled to join and in which we effectively registered all registrable shares that were requested to be registered.

Warrants

The Warrants have an exercise price of $3.3334, are immediately exercisable subject to the Blocker limitations and will expire on March 16, 2031. The exercise price and the number of warrant shares purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations and reclassifications of our capital stock. The Warrants also contain a "cashless exercise" provision. The Warrants do not confer upon the holders thereof any voting, dividend or other rights as stockholders.

Lockup Agreement

In connection with the Issuer's initial public offering, the Reporting Person agreed that, without the prior written consent of Lucid Capital Markets, LLC, as representative of the several underwriters, he will not directly or indirectly offer to sell, sell, transfer or dispose of any shares of Common Stock or similar securities for a period of six (6) months following the closing of the Issuer's initial public offering without the prior written consent of the underwriter, subject to certain exceptions, including transactions relating to securities acquired in the Issuer's initial public offering or in open market transactions after the completion of the Issuer's initial public offering; transfers pursuant to bona fide gift(s), by will, other testamentary document or intestate succession; by operation of law; the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; transfers of shares of Common Stock to any trust for the direct or indirect benefit of the transferor or their immediate family; if the stockholder is a corporation, limited liability company, partnership, trust or other entity, transfers to its stockholders, members, partners or trust beneficiaries as part of a distribution, or to any corporation, partnership or other entity that is its affiliate; and transfers to the Issuer in connection with the "net" or "cashless" exercise of options or other rights to purchase shares of Common Stock granted pursuant to an equity incentive plan, stock purchase plan or other arrangement described in this prospectus in satisfaction of any tax withholding obligations through cashless surrender or otherwise, provided, that any shares of Common Stock issued upon exercise of such option or other rights shall remain subject to the terms of the lock-up agreement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Form of Investor Rights Agreement, dated September 22, 2025, by and between the Issuer and the investors signatory thereto (incorporated by reference to the Issuer's Form S-1/A, filed with the SEC on February 19, 2026)
https://www.sec.gov/Archives/edgar/data/2092574/000110465926009198/tm2529424d7_ex4-2.htm

Exhibit B: Form of Warrant (incorporated by reference to the Issuer's Form S-1/A, filed with the SEC on February 19, 2026)
https://www.sec.gov/Archives/edgar/data/2092574/000110465926009198/tm2529424d7_ex4-3.htm

Exhibit C: Form of Lockup Agreement

## Signatures
- Philip Wagenheim: /s/ Philip Wagenheim, Philip Wagenheim (03/23/2026)